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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

FOOTSTAR, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
344912209
(CUSIP Number)
George J. Schultze
Schultze Asset Management, LLC
3000 Westchester Avenue
Purchase, NY 10577

with a copy to:

Steven London
Brown Rudnick Berlack Israels LLP
One Financial Center
Boston, MA 02111
(617) 856-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	344912209

1	NAMES OF REPORTING PERSONS: Schultze Asset Management, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	22-3563247

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,322,081

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,322,081

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,322,081

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA

CUSIP No.	344912209

1	NAMES OF REPORTING PERSONS: George J. Schultze

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,322,081

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,322,081

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,322,081

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

SCHEDULE 13D

Company: FOOTSTAR, INC.	CUSIP Number: 344912209
Item 1. Security and Issuer.
     This Amendment No. 3 (the “Amendment No. 3”) to Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on November 24, 2004 (the “Original Statement”), the Amendment No. 1 to Statement filed on Schedule 13D as filed with the SEC on June 28, 2005 (the “Amendment No. 1”), and the Amendment No. 2 to Statement filed on Schedule 13D as filed with the SEC on April 4, 2006 (the “Amendment No. 2”) and relates to the shares of common stock, par value $.01 per share, (the “Common Stock”) of FOOTSTAR, INC., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 933 MacArthur Boulevard, Mahwah, New Jersey 07430.
Item 2. Identity and Background.
     This Amendment No. 3 is filed by Schultze Asset Management, LLC and George J. Schultze (the “Reporting Persons”).
     Schultze Asset Management, LLC is (i) a privately held asset management firm, (ii) a limited liability company organized under the laws of Delaware, and (iii) registered as an investment adviser under the Investment Advisers Act of 1940 (File No. 801-62112). Schultze Asset Management, LLC’s principal business and office address is 3000 Westchester Avenue, Purchase, NY 10577. Schultze Asset Management, LLC acts as investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts (collectively, the “Managed Accounts”). In its capacity as investment manager, and pursuant to investment management agreements between Schultze Asset Management, LLC and each Managed Account, Schultze Asset Management, LLC has the power to vote and dispose of the Common Stock owned by the Managed Accounts.
     George J. Schultze, a citizen of the United States of America, is the Managing Member of Schultze Asset Management, LLC. George J. Schultze exercises sole voting and investment control over Schultze Asset Management, LLC. George J. Schultze’s business address is 3000 Westchester Avenue, Purchase, NY 10577.
     This Amendment No. 3 reports Schultze Asset Management, LLC’s and George J. Schultze’s indirect beneficial ownership of shares of Common Stock of the Company held by the following Managed Accounts in the indicated amounts:

Shares of Common Stock of
Managed Account	the Company
Schultze Master Fund, Ltd.	1,009,623
AIP Alternative Strategies Funds — Alpha Hedged Strategies Fund	60,961
Arrow Distressed Securities Fund	226,336
Peter Schultze	5,090
Alexis Schultze, IRA	2,571
RH, LLC	17,500
TOTAL	1,322,081
     During the past five years, neither of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4. Purpose of Transaction.
     Schultze Asset Management, LLC is a long-term shareholder of the Company. The Reporting Persons may hold discussions with management, the board of directors of the Company and other shareholders of the Company concerning ways of maximizing shareholder value, including the payment of dividends. Although the Company’s business plan as outlined in its plan of reorganization disclosure statement is not without risk, the Reporting Persons believe that the Company’s stock is substantially undervalued.
     By using two customary valuation ratio measures — (1) enterprise value to last twelve months EBITDA (earnings before interest, taxes, depreciation and amortization), and (2) enterprise value to last twelve months sales — and comparing these measures for the Company with comparable public footwear companies, it is clear that the Company’s common stock trades at substantially less value than other public footwear companies.
     Based on the ratio of the Company’s enterprise value of $64.2 million to the Company’s last twelve months’ EBITDA of $41.9 million, the Company’s common stock trades at only 1.5x EBITDA while comparable public footwear companies (including Payless Shoes, Ross Stores,

Foot Locker, Brown Shoe Co., Finish Line, Shoe Carnival, and Rocky Shoes) trade at an average of 7.8x their last twelve months’ EBITDA.
     Similarly, based on the ratio of the Company’s enterprise value of $64.2 million to the Company’s last twelve months’ sales of $715.1 million, the Company’s common stock trades at only 0.09x sales while comparable public footwear companies (including Payless Shoes, Ross Stores, Foot Locker, Brown Shoe Co., Finish Line, Shoe Carnival, and Rocky Shoes) trade at an average of 0.64x last twelve months’ sales.
     Neither of the above two valuation measures ascribe any value to the Company’s net operating loss carryforward (“NOL”) asset. The Company’s NOL is approximately $156.1 million based on the Company’s latest Annual Report on Form 10-K for the fiscal year ended December 31, 2005. Since the Company’s NOL will likely reduce the Company’s cash income taxes for the foreseeable future, it is a significant valuable asset that should be reflected in overall enterprise valuation.
Item 5. Interest in Securities of the Issuer.
(a) Schultze Asset Management, LLC and George J. Schultze (through Schultze Asset Management, LLC) beneficially own 1,322,081 shares of Common Stock of the Company, which represents approximately 6.3% of the issued and outstanding shares of Common Stock of the Company (based upon the 20,911,614 shares of Common Stock issued and outstanding as reported in the Company’s quarterly report for the period ended April 1, 2006 filed on Form 10-Q, and filed with the SEC on May 10, 2006).
(b) In its capacity as investment manager, and pursuant to revocable investment management agreements between Schultze Asset Management, LLC and each Managed Account, Schultze Asset Management, LLC and George J. Schultze (through Schultze Asset Management, LLC) have the power to vote and dispose of the 1,322,081 shares of Common Stock owned by the various Managed Accounts.
(c) Except as described in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Reporting Persons during the past sixty (60) days.
(d) The Managed Accounts may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth opposite such Managed Account in Item 2, above. However, Schultze Asset Management, LLC, as the investment manager of each of the Managed Accounts, ultimately has the right to direct such activities.
(e) Most of the 1,322,081 shares beneficially owned by the Reporting Persons are not owned economically by the Reporting Persons. Separate Managed Accounts have economic ownership of the 1,322,081 shares beneficially owned by the Reporting Persons. Each such Managed

Account is the economic owner of less than 5% of the Company’s Common Stock outstanding. No two or more Managed Accounts have any formal or informal understanding among themselves to make any coordinated acquisition of Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.
     Except as described in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Persons and any person or entity.
Item 7. Material to be Filed as Exhibits.

Exhibit I.	Joint Filing Agreement by and among Schultze Asset Management, LLC and George J. Schultze, dated as of April 5, 2006. (previously filed with the Securities and Exchange Commission on April 6, 2006 as Exhibit I to Amendment No. 2 and incorporated herein by reference).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 11, 2006

SCHULTZE ASSET MANAGEMENT, LLC

By: /s/ George J. Schultze
Name: George J. Schultze
Title: Managing Member

/s/ George J. Schultze
George J. Schultze